SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

SCHEDULE TO

(Rule 14d-100)

TENDER OFFER STATEMENT UNDER SECTION 14(d)(1) OR 13(e)(1) OF

THE SECURITIES EXCHANGE ACT OF 1934

(Amendment No. 2)

RAMTRON INTERNATIONAL CORPORATION

(Name of Subject Company (Issuer))

RAIN ACQUISITION CORP.

a wholly owned subsidiary of

CYPRESS SEMICONDUCTOR CORPORATION

(Names of Filing Persons (Offeror))

COMMON STOCK, PAR VALUE $0.01 PER SHARE

(Title of Class of Securities)

751907304

(CUSIP Number of Class of Securities)

T.J. Rodgers

President and Chief Executive Officer

Cypress Semiconductor Corporation

198 Champion Court

San Jose, CA 95134-1599

(408) 943-2600

(Name, address and telephone number of person authorized to receive notices and communications on behalf of filing persons)

With copies to:

Larry W. Sonsini, Esq. Bradley L. Finkelstein, Esq. Wilson Sonsini Goodrich & Rosati Professional Corporation 650 Page Mill Road Palo Alto, CA 94304 Telephone: (650) 493-9300	Selim Day, Esq. Wilson Sonsini Goodrich & Rosati Professional Corporation 1301 Avenue of the Americas New York, NY 10019 Telephone: (212) 999-5800

CALCULATION OF FILING FEE

Transaction Valuation*	Amount Of Filing Fee**
$101,265,456.24	$11,605.03

*	Estimated for purposes of calculating the amount of the filing fee only. This calculation assumes the purchase of 37,785,618 shares of common stock, par value $0.01 per share (“Shares”), of Ramtron International Corporation at the offer price of $2.68 per Share. Based upon information contained in Ramtron International Corporation’s Quarterly Report on Form 10-Q filed with the Securities and Exchange Commission on May 4, 2012, there were (i) 35,326,202 Shares outstanding as of May 2, 2012, (ii) 3,957,000 Shares issuable pursuant to stock options outstanding on March 31, 2012 and (iii) 170,000 Shares issuable pursuant to restricted stock units outstanding on March 31, 2012. This calculation (i) assumes that all shares of restricted stock granted as of March 31, 2012 were issued and outstanding on that date and (ii) excludes 1,667,584 Shares beneficially owned by Cypress Semiconductor Corporation.
**	The filing fee was calculated in accordance with Rule 0-11 under the Securities Exchange Act of 1934, as amended, by multiplying the transaction value by 0.0001146.

☒	Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and date of its filing.

Amount Previously Paid: $11,605.03	Filing Party: Cypress Semiconductor Corporation
Form or Registration No.: Schedule TO	Date Filed: June 21, 2012

☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

☒	third-party tender offer subject to Rule 14d-1.
☐	issuer tender offer subject to Rule 13e-4.
☐	going-private transaction subject to Rule 13e-3.
☐	amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer: ☐

If applicable, check the appropriate box(es) below to designate the appropriate rule provision(s) relied upon:

☐	Rule 13e-4(i) (Cross-Border Issuer Tender Offer)
☐	Rule 14d-1(d) (Cross-Border Third-Party Tender Offer)

This Amendment No. 2 to Tender Offer Statement on Schedule TO amends and supplements the Tender Offer Statement on Schedule TO filed with the Securities and Exchange Commission on June 21, 2012 (together with any amendments and supplements thereto, the “Schedule TO”) by Cypress Semiconductor Corporation, a Delaware corporation (“Cypress”), and Rain Acquisition Corp., a Delaware corporation and a wholly owned subsidiary of Cypress (“Purchaser”). The Schedule TO relates to the offer by Purchaser to purchase all outstanding shares of common stock, par value $0.01 per share (together with the associated preferred stock purchase rights), of Ramtron International Corporation, a Delaware corporation, at $2.68 per share, net to the seller in cash (less any applicable withholding taxes and without interest), upon the terms and subject to the conditions set forth in the Offer to Purchase, dated June 21, 2012 (together with any amendments and supplements thereto, the “Offer to Purchase”), and in the related Letter of Transmittal (which, together with any amendments and supplements thereto, collectively constitute the “Offer”).

Capitalized terms used but not otherwise defined have the meaning given to them in the Offer to Purchase.

Item 1. Summary Term Sheet.

The Offer to Purchase is hereby amended by replacing in its entirety the first paragraph under the question “When and how will I be paid for my tendered Shares?” on page iii of the Offer to Purchase with the following:

Subject to the terms and conditions of the offer, we will pay for all validly tendered Shares that have not been withdrawn promptly after the later of (i) the expiration of the offer or (ii) the satisfaction or waiver of the conditions to the offer that are related to governmental or regulatory approvals, and only if all conditions to the offer have been satisfied or waived at or prior to the expiration of the offer. See Section 2.

Item 4. Terms of the Transaction.

The Offer to Purchase is hereby amended by replacing in its entirety the first sentence of the ninth paragraph under the caption “The Offer—Section 1—Terms of the Offer” on page 5 of the Offer to Purchase with the following:

Any extension, delay, termination, waiver or amendment of the Offer will be followed promptly by a public announcement thereof.

The Offer to Purchase is hereby amended by replacing in its entirety the third sentence of the first paragraph under the caption “The Offer—Section 2—Acceptance for Payment and Payment for Shares” on page 6 of the Offer to Purchase with the following:

Subject to any applicable rules and regulations of the SEC, including Rule 14e-1(c) under the Exchange Act, we reserve the right, in our reasonable discretion and subject to applicable law, to delay the acceptance for payment or payment for Shares until satisfaction of all conditions to the Offer that are related to any governmental or regulatory approvals.

The Offer to Purchase is hereby amended by replacing in its entirety subsection (c) under the caption “The Offer—Section 14—Conditions to the Offer” on page 28 of the Offer to Purchase with the following:

(c)	any event, condition, development, circumstance, change or effect shall have occurred or be threatened that, individually or in the aggregate with any other events, condition, development, circumstances, changes and effects occurring after the date of this Offer to Purchase, in the reasonable judgment of Purchaser, is or is reasonably likely to be materially adverse to the business, properties, condition (financial or otherwise), assets (including leases), liabilities, capitalization, stockholders’ equity, licenses, franchises, operations, results of operations or prospects of Ramtron and its subsidiaries, taken as a whole, or Purchaser becomes aware of any facts, regardless of the date of occurrence, that, in the reasonable judgment of Purchaser, are or are reasonably likely to be materially adverse to either the value of Ramtron and its subsidiaries, taken as a whole, or the value of the Shares to Purchaser or any of its affiliates;

The Offer to Purchase is hereby amended by replacing in its entirety the second sentence of the last paragraph under the caption “The Offer—Section 14—Conditions to the Offer” on page 31 of the Offer to Purchase with the following:

To the extent permitted by the rules and regulations of the SEC, which require the satisfaction or waiver of conditions (other than those conditions dependent upon the receipt of any governmental or regulatory approvals) prior to expiration of the Offer, (i) the failure by Cypress or Purchaser at any time to exercise any of the foregoing rights shall not be deemed a waiver of any such right, (ii) the waiver of any such right with respect to particular facts and circumstances shall not be deemed a waiver with respect to any other facts and circumstances and (iii) each such right shall be deemed an ongoing right that may be asserted at any time and from time to time until the expiration of the Offer.

The Offer to Purchase is hereby amended by replacing in its entirety the second paragraph under the caption “The Offer—Section 15—Certain Legal Matters; Regulatory Approvals—Antitrust” on page 32 of the Offer to Purchase with the following:

Pursuant to the requirements of the HSR Act, on June 15, 2012, Cypress filed a Notification and Report Form with respect to the Offer with the Antitrust Division and the FTC. On July 2, 2012, Cypress voluntarily withdrew its Notification and Report Form and re-filed a Notification and Report Form with respect to the Offer with the Antitrust Division and the FTC in order to begin a new waiting period pursuant to the HSR Act and provide the Antitrust Division and the FTC with additional time to review the purchase of Shares pursuant to the Offer. The waiting period applicable to the purchase of Shares pursuant to the Offer will expire at 11:59 p.m., New York City time, on July 17, 2012. However, before such time, the Antitrust Division or the FTC may extend the waiting period by requesting additional information or documentary material relevant to the Offer from Cypress. If such a request is made, then the waiting period will be extended until 11:59 p.m., New York City time, 10 days after Cypress’s substantial compliance with such request. Thereafter, such waiting period can be extended only by court order or agreement of Cypress and Purchaser, on the one hand, and the Antitrust Division or the FTC, as applicable, on the other hand. Cypress made a request pursuant to the HSR Act for early termination of the waiting period applicable to the Offer. There can be no assurance, however, that the 15-day HSR Act waiting period will be terminated early.

Item 7. Source and Amount of Funds or Other Consideration.

The Offer to Purchase is hereby amended by adding the following as a new paragraph at the end of the section captioned “The Offer—Section 10—Source and Amount of Funds” on page 18 of the Offer to Purchase:

Although Cypress does not believe that it will need to do so, in the event that Cypress does not have sufficient cash on hand to pay the offer price for all Shares in the Offer and the Merger and related fees and expenses, then Cypress intends to make additional borrowings pursuant to its credit facility in order to obtain such cash. We have not sought or made any alternative financing arrangements.

SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: July 3, 2012

CYPRESS SEMICONDUCTOR CORPORATION

By:	/s/ BRAD W. BUSS
	Name:	Brad W. Buss
	Title:	Executive Vice President, Finance and Administration and Chief Financial Officer

RAIN ACQUISITION CORP.

By:	/s/ BRAD W. BUSS
	Name:	Brad W. Buss
	Title:	Secretary

EXHIBIT INDEX

Exhibit No.	Description

(a)(1)(A)	Offer to Purchase dated June 21, 2012. (2)

(a)(1)(B)	Form of Letter of Transmittal (including Guidelines for Certification of Taxpayer Identification Number on Substitute Form W-9). (2)

(a)(1)(C)	Form of Notice of Guaranteed Delivery. (2)

(a)(1)(D)	Form of Letter to Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees. (2)

(a)(1)(E)	Form of Letter to Clients for use by Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees. (2)

(a)(1)(F)	Form of Summary Advertisement dated June 21, 2012. (2)

(a)(5)(A)	Text of Press Release Issued by Cypress dated June 12, 2012. (1)

(a)(5)(B)	Text of Press Release Issued by Cypress dated June 21, 2012. (2)

(b)	Not applicable.

(d)	Not applicable.

(g)	Not applicable.

(h)	Not applicable.

(1)	Incorporated by reference to the Schedule TO-C filed by Cypress on June 12, 2012.
(2)	Incorporated by reference to the Schedule TO-T filed by Cypress on June 21, 2012.